

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 6, 2009

Via U.S. Mail and Facsimile

Frederick W. Boutin
Chief Financial Officer
Transmontaigne Partners L.P.
Suite 3100, 1670 Broadway
Denver, Colorado 80202
Fax No. 303-626-8228

      Re: **Transmontaigne Partners L.P.**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 9, 2009
           File No. 1-32505

Dear Mr. Boutin

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director